Exhibit 8.1

List of Subsidiaries of Vista Energy, S.A.B de C.V.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Vista Energy Argentina S.A.U.	Argentina	Vista Argentina
Vista Oil & Gas Holding I, S.A. de C.V.	Mexico	Vista Holding I
Vista Oil & Gas Holding II, S.A. de C.V.	Mexico	Vista Holding II
Aleph Midstream S.A.	Argentina	Aleph Midstream
Aluvional S.A.	Argentina	Aluvional
AFBN S.R.L	Argentina	AFBN
Vista Holding VII Sarl	Luxemburg	Vista Holding VII